UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant
Filed by a Party other than the Registrant
Check the appropriate box:
Preliminary Proxy Statement
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(a)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to § 240.14a-12
Ceridian Corporation
(Name of Registrant as Specified in its Charter)
Pershing Square, L.P.
Pershing Square II, L.P.
Pershing Square International, Ltd.
William A. Ackman
Michael L. Ashner
John D. Barfitt
Harald Einsmann
Robert J. Levenson
Gregory A. Pratt
Alan Schwartz
Michael E. Porter
Scott D. Ferguson
Paul C. Hilal
Roy J. Katzovicz
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
No fee required
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
(4)	Proposed maximum aggregate value of transaction:
(5)	Total fee paid:
Fee paid previously with preliminary materials:
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)	Amount Previously Paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing Party:
(4)	Date Filed:

PRELIMINARY COPY
FOR INFORMATION ONLY — NO PROXIES ARE BEING SOUGHT AT THIS TIME

Dear Fellow Ceridian Stockholder:

I am writing to you with respect to the upcoming annual meeting of Ceridian at which you will be asked to consider the sale of the company in a $36 per share cash merger and elect a slate of directors.

After a careful review of alternatives including sponsored-spin transactions, potential sales of HRS, Comdata, and/or the entire company to strategic or private equity buyers, and standalone leveraged recapitalization alternatives, we have concluded that the $36 per share cash merger is in light of current market conditions in the best interests of stockholders. We therefore intend to vote our shares for the merger. We are mindful, however, that in light of current market conditions, the merger may not close. As a result, we intend to run our full slate of nominees for the Ceridian board who, if elected, will govern the company going forward in the event the transaction does not close.

We initiated this proxy contest because we were concerned about Ceridian’s future direction. Thereafter, the Ceridian board ran a strategic review process and ultimately agreed to the $36 per share cash merger which you will be considering at the annual meeting. At the time Ceridian announced the merger, we believed that $36 per share was inadequate, and we therefore began to pursue alternatives. Since that time, significant deterioration in the credit and broader markets has made other alternatives less viable and $36 per share more attractive. As a result, we fully accept the company’s recommendation for the merger and intend to vote our shares in favor of it. If elected, our nominees plan to fully support the company’s efforts to consummate the merger as soon as possible. Moreover, pending completion of the merger, our nominees plan to make no changes in management.

Why, you may ask, are we continuing to run our slate even though we intend to vote for the $36 deal?

The conditions that in our view make the $36 per share transaction the best alternative for all stockholders also increase the chances, however unlikely, that the transaction may not close. While we believe that the buying group is acquiring the company on attractive terms with committed financing that is no longer available for new transactions, they have only $165 million — approximately 3% of the total transaction value — at risk if they choose not to go forward. If the transaction does not close, we will have a continuing investment in the company in excess of $700 million and Ceridian will likely be a long-term investment for us and other stockholders. If the company remains public, it is critical that Ceridian is governed by a board which is well equipped and incentivized to oversee the business going forward.

If our nominees are elected and for some reason the merger does not close, we believe they would:

•	focus on operational improvements at Ceridian’s HRS business to address its unacceptably low margins,

•	evaluate a possible near-term spin-off of Comdata,

•	consider the prudent use of leverage and the return of surplus cash to stockholders through a self-tender, share repurchase, or special dividend, and

•	reform the board governance to better safeguard stockholder interests.

For this reason, we are asking that you vote ‘‘FOR’’ the election of the Pershing nominees as soon as possible either by marking, signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope or by telephone or by Internet, whether or not you plan to attend the annual meeting. Instructions are on the GREEN proxy card.

We value your input and support. If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of our proxy material, please call our proxy solicitor, D.F. King & Co., Inc., at (800) 431-9642. I can be reached at (212) 813-3700.

Sincerely,

William A. Ackman
Pershing Square Capital Management, L.P.

PRELIMINARY COPY
FOR INFORMATION ONLY — NO PROXIES ARE BEING SOUGHT AT THIS TIME

PERSHING SQUARE FUNDS PROXY STATEMENT
2007 ANNUAL MEETING OF STOCKHOLDERS OF CERIDIAN CORPORATION

This preliminary proxy statement is being furnished to the stockholders of Ceridian Corporation, a Delaware corporation with its principal executive offices at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425, which we sometimes refer to as Ceridian or the Company, in connection with the solicitation of GREEN proxies by the Pershing Square Funds1 for use at the 2007 Annual Meeting of Stockholders of the Company (including any adjournments, continuations or postponements thereof), which we refer to as the 2007 Annual Meeting.

We intend to use the GREEN proxy to (1) vote in the manner you indicate with respect to the merger Ceridian has proposed, (2) elect our nominees, William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Gregory A. Pratt and Alan Schwartz, as directors of the Company, (3) vote in the manner you indicate with respect to the proposal to ratify the appointment of KPMG LLP as Ceridian’s independent registered public accounting firm and (4) vote in the manner you indicate with respect to the proposal to approve the adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the annual meeting to adopt the merger agreement and approve the merger. If no explicit voting instructions are given on proxies returned to us, we will vote such proxies for our nominees, for the merger and for Ceridian’s proposals to ratify the appointment of KPMG and adjourn the meeting if there are insufficient votes to approve the merger.

We had originally indicated our intention to nominate Michael E. Porter as a director but Ceridian has reduced the number of director slots up for election to seven. If our nominees are elected, we expect these new directors would increase the size of the board to eight and fill the vacancy created with Mr. Porter. We collectively refer to our nominees as the Pershing Nominees.

More information about the Pershing Nominees, as well as Mr. Porter, can be found below in the section titled ‘‘THE PERSHING NOMINEES’’. The Pershing Square Funds, collectively Ceridian’s largest stockholder, beneficially own an aggregate of 21,432,734 shares of Ceridian’s common stock, representing approximately 14.9% of the 144,167,384 shares of common stock reported by Ceridian to be outstanding as of July 27, 2007.

Ceridian has announced that it intends to hold the 2007 Annual Meeting on September 12, 2007, and only holders of record as of July 27, 2007 will be entitled to notice of, and be permitted to vote at, the 2007 Annual Meeting. A majority of the outstanding shares of Ceridian common stock must be represented at the 2007 Annual Meeting in person or by proxy in order to satisfy applicable quorum requirements.

The date of this preliminary proxy statement is August 21, 2007. We expect to make this proxy statement available to stockholders with whom we discuss the 2007 Annual Meeting, Ceridian’s proposed merger and the Pershing Nominees. We will provide this proxy statement in definitive form to all Ceridian stockholders to whom GREEN proxies are furnished by the Pershing Square Funds, or from whom GREEN proxies are requested by the Pershing Square Funds, no later than the time that GREEN proxies are furnished or such requests are made.

[1]	As used herein, the terms ‘‘Pershing Square Funds’’, ‘‘we’’, ‘‘us’’ and ‘‘our’’ refer to Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (which we collectively refer to as the Pershing Square Funds or simply Pershing Square), William A. Ackman, Scott D. Ferguson, Paul C. Hilal and Roy J. Katzovicz. The Pershing Square Funds are research-intensive, fundamental investors in the public markets and seek to identify investments where market prices exhibit significant valuation discrepancies compared to our assessment of intrinsic value. Additional information about the Pershing Square Funds and the Pershing Nominees, who are also participants in this solicitation, is provided in Appendix A to this Statement.

i

No proxy card for use at the 2007 Annual Meeting is included with this proxy statement. A GREEN proxy card will be provided by the Pershing Square Funds when definitive proxy materials are distributed by the Pershing Square Funds to the stockholders of the Company.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of our proxy material, please contact our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Toll-free: (800) 431-9642
Banks and brokers: (212) 269-5550

STOCKHOLDERS CAN VOTE WITH RESPECT TO the merger AND FOR THE PERSHING NOMINEES by signing and returning green proxy cards.

•	Voting by Mail. A GREEN card is enclosed for your use. Whether or not you expect to attend the 2007 Annual Meeting, please sign, date and mail your proxy card promptly in the enclosed postage paid envelope.

•	Voting by Telephone or the Internet. If you wish to vote by telephone or by the Internet, please refer to the voting instructions on the GREEN proxy card. If you vote by telephone or the Internet, please do not return your proxy card by mail.

Stockholders who have executed and delivered a proxy card may revoke it at any time before it is voted:

•	By delivering an instrument revoking the earlier proxy, or a duly executed later dated proxy for the same shares, to:

o	D.F. King & Co., Inc., our proxy solicitor, at 48 Wall Street, New York, New York 10005; or

o	to the Secretary of the Company at its principal executive offices at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425; or

•	By voting in person at the 2007 Annual Meeting.

If you hold your shares through a bank, broker or other nominee holder, only that nominee holder can vote your shares, and only after receiving specific voting instructions from you. Please contact your bank, broker or nominee holder and instruct them to vote a GREEN proxy card with respect to the Merger and ‘‘FOR’’ the Pershing Nominees.

If you previously voted for the Company’s nominees, you can change your vote by signing, dating and returning the GREEN proxy card to D.F. King & Co., Inc. at its address set forth above or by making use of the Internet and telephone voting facilities described above. If you hold your shares through a bank, broker or other nominee holder, you will need to contact your bank, broker or nominee and follow their instructions if you want to revoke a proxy or change your vote.

Only your latest signed and dated proxy will count at the 2007 Annual Meeting.

If the Pershing Square Funds receive GREEN proxies that have no explicit voting instructions, the Pershing Square Funds intend to vote such proxies ‘‘FOR’’ the merger, ‘‘FOR’’ the Pershing Nominees, ‘‘FOR’’ ratification of the appointment of KPMG and ‘‘FOR’’ adjournment if there are insufficient votes to approve the merger. However, the GREEN proxy card will also allow stockholders to vote individually on each of the proposals, including withholding authority to vote for one or more of the Pershing Nominees.

We strongly urge you to vote ‘‘FOR’’ the Pershing Nominees.

Proposal 1:    the Merger

Ceridian has recommended that stockholders vote ‘‘FOR’’ the $36 per share cash merger for the reasons they set forth in their proxy statement. We refer you to Ceridian’s proxy materials for a discussion of the merger terms, the Ceridian board’s recommendation and related matters.

After a careful review of alternatives, and in light of current market conditions, we fully accept the Company’s recommendation for the merger and intend to vote our shares in favor of it.

We will follow your directions on how to vote your shares on the merger, and if you do not indicate how you wish to vote your shares we will vote them ‘‘FOR’’ the merger.

PROPOSAL 2:    election of DIRECTORs

We intend to nominate William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Gregory A. Pratt and Alan Schwartz as the Pershing Nominees for election to the Ceridian Board at the 2007 Annual Meeting. In addition, if the Pershing Nominees are elected, we expect that they will expand the board and fill the vacancy with Michael E. Porter.

Our nominees and Mr. Porter have indicated that if elected, they plan to fully support the company’s efforts to consummate the merger as soon as possible. Moreover, pending completion of the merger, our nominees and Mr. Porter have indicated that if elected, they plan to make no changes in management.

While we fully and completely support the merger, we believe that present conditions in the credit and broader markets increase the risk that the merger may not be consummated. We believe our nominees would better serve Ceridian’s stockholders’ interests in the event of a failed transaction.

The merger is with shell subsidiaries of Thomas H. Lee Equity Fund VI and Fidelity National Financial. If they cannot get the financing or otherwise choose not to close, the only obligation they will have is to pay a $165 million reverse break-up fee. In financial substance, they have a right to walk for $165 million if their financing becomes too expensive or they otherwise have second thoughts about the deal. We note that the merger agreement contemplates a period of 30 business days after the stockholder vote to market the debt they need before closing. It is impossible to predict whether present market conditions will improve, remain the same, or worsen by that time.

In short, while we support the $36 per share cash merger and hope that it closes, we are concerned that it may not. In the event of a failed deal, we believe that our nominees are far better suited to maximize the value of Ceridian going forward. We discuss our view of the incumbent board below, and we discuss the credentials of our nominees under ‘‘The Pershing Nominees’’ later in this proxy statement.

We believe the incumbent board has managed Ceridian poorly for the past several years and would be ill suited to move Ceridian forward in the event of a failed deal. We believe the incumbent board:

•	Neglected the HRS division

•	Margins have lagged those of its peers for over a decade and despite recent improvements remain significantly below industry standards

•	Failed to spin off all or a part of the Comdata division years ago

•	Overpaid for acquisitions (ABR)

•	Paid 8.1x LTM Revenue for ABR compared to the median multiple of 1.6x for comparable transactions

•	Mismanaged the Company’s senior ranks

•	Hired the wrong people:

•	HRS management has changed hands seven times in the last decade, with no one lasting even three years

•	The board appointed one of its own members on two occasions, Bo Ewald (2003) and Ron James (1996), neither had relevant experience

•	Fired the wrong people:

•	Gary Krow, the head of Comdata, was fired on 5/14/2007 (and was marginalized in his role months before then) after seven years of phenomenal performance; under his oversight, Comdata compounded revenue at 6.5%, EBIT at 11% and margins expanded by more than 875bps

•	Doug Neve, the CFO, was terminated on 3/12/2007 after he implemented cost cutting measures bringing HRS to profitability, expanding margins from 0% to 10.5% during his two year tenure

•	Failed to fire underperformers:

•	The former CEO was allowed to continue in his position despite overseeing five restatements, failing to hire a competent executive to run HRS, and failing to bring HRS margins to industry standards

•	This former CEO’s resignation was catalyzed not by the incumbent board, but by letters written from other senior executives at the Company

•	Failed to properly oversee the Company’s finance and accounting function, resulting in five restatements in the past three years, erasing millions in revenues and earnings

•	The Audit committee failed to properly oversee the Company’s financials; they met only twice in 2001, six times in 2002, and four times in 2003; in 2004 they were forced to meet 20 times to handle the restatements

•	Established a pattern of what appears to be retaliation against whistleblowers

•	Two former employees, including a former Director of General Accounting, who tried to alert management to numerous accounting improprieties, were fired

•	The two senior whistleblowing executives who authored the letters mentioned above were ultimately terminated

•	Inappropriately rewarded officers who have underperformed or acted wrongly

•	The prior CEO left with almost $10 million in compensation for 2006

•	The former CFO and principle accounting officers responsible for the numerous overstatements of revenue and earnings which inflated their bonuses apparently were able to leave without any attempt at recouping these inflated bonuses

According to Ceridian’s proxy statement, if our nominees form a majority of the elected board, each unvested option, restricted stock unit, share of restricted stock and other equity award issued under Ceridian’s equity incentive plans would immediately vest, allowing the participants in those plans to recognize the value of those options, share units, shares and other equity awards. If the top five officers had recognized value based on the closing price of $32.60 per share on August 17, 2007, we estimate that value would have approximated $16.1 million, but if they wait until the close of the merger, we estimate that value at approximately $19.7 million. We do not have the information necessary to compute the values for all executive officers and directors.

The Pershing Square Funds will not control the actions of our nominees, only one of which is affiliated with Pershing Square (two if Michael Porter is added to the board). If our nominees are elected, any decisions they make, whether as to personnel matters, spinning off Comdata, or other extraordinary transactions will be made by them in the performance of their duties as directors, although they do not plan to make any changes in management pending the closing of the merger.

If the Pershing Nominees are elected and for some reason the merger does not close, we believe they would focus Ceridian’s resources on resolving the central operating problem that has hampered Ceridian for over a decade – unacceptable margins. Solving HRS’ margin problem will require progress on multiple, interrelated fronts that impact both revenue and costs. Among other things, we believe the Pershing Nominees will consider initiatives such as the following:

•	Customer Service – improving customer service and satisfaction (doing so should increase retention and facilitate winning new clients and the cross-selling of services, and should permit Ceridian to price at parity with its competition)

•	Salesforce Productivity – accelerating implementation of Ceridian’s customer relationship management (CRM) system and evaluating the quality and performance of salespeople and sales management

•	Platform Consolidation – consolidating customers onto fewer platforms and sunsetting redundant platforms (doing so should reduce the complexity and cost of maintaining and evolving Ceridian’s infrastructure and speed product enhancements to market; it should also improve the quality and reduce the cost of the support Ceridian gives to its customers)

•	Cost Reduction – reducing G&A by delayering management; reducing the number of technology platforms will enable Ceridian to reduce IT headcount (presently 600)

•	Compensation Structure – determining whether the compensation structure in place adequately rewards superior performers

•	Real Estate – optimizing the Company’s leased and owned real estate portfolio, with special attention to the Company’s 1,000-person St. Petersburg, FL campus, and thirteen facilities in the UK, including offices in London’s expensive financial district

In addition, if the merger does not close we believe the Pershing Nominees will promptly evaluate optimization of Ceridian’s capital structure. This evaluation will assess the use of leverage, and the return of surplus capital through a self-tender, repurchase program, or special dividend. We note that companies with recurring revenues and free cash flows, such as Ceridian’s HRS and Comdata businesses, can often benefit considerably from prudent use of financial leverage; such leverage may be appropriate here.

Third, if the merger does not close we believe the Pershing Nominees will evaluate the conglomerate discount encumbering Ceridian, and will focus in particular on assessing the stockholder value that may be created by spinning off Comdata to stockholders in the near term. We see no apparent material synergy between Ceridian and Comdata, and we have no expectation that one will emerge. We anticipate that the Pershing Nominees will evaluate the stockholder value created when the Company’s competitors ADP and First Data spun off their non-core Broadridge and Western Union units and will determine whether Ceridian’s stockholders could similarly benefit. Our view, which we understand is shared by the Pershing Nominees, is that a decision concerning whether to spin off or retain a non-core unit should be made in light of its impact on stockholder value, and not on a management team’s desire to build a conglomerate.

The Pershing Nominees have indicated that they plan no management changes pending completion of the merger and that, if the merger does not close, they are open to working with Ms. Marinello and her new management team but would need an opportunity to assess their progress. Neither Pershing Square nor any of the Pershing Nominees have any arrangements or understandings with respect to the employment by Ceridian of any past or present officers following a successful proxy contest. However, assuming the Pershing Nominees are elected and the merger does not close, we believe they would consider whether Comdata’s prospects would improve (and whether any spin-off of Comdata would be more successful) if Gary Krow were reinstated as its President. Under Mr. Krow’s nearly eight years as President of Comdata, Comdata’s revenue compounded at 6.5% per year, its EBIT compounded at 11% per year, and its capital expenditures remained below 11% of EBIT.

Finally, if the merger does not close, we understand that the Pershing Nominees are committed to reforming Ceridian’s board structure and rules into a model of corporate governance. Doing so will help safeguard stockholders, which in our view will lead to the maximization of stockholder value over the long term. Reforms that will be considered include: a two-committee participation for each director; a minimum committee size of three; a committee rotation policy; and stringent standards for audit, compensation and nominating committee member independence. The Pershing Nominees are committed to instituting policies and procedures that safeguard whistleblowers from termination or other adverse consequences. We believe they would also abolish Ceridian’s policy that officers and directors may use the corporate jet for personal travel at no cost.

Whether or not you support the proposed merger like we do, we urge you to vote ‘‘FOR’’ the Pershing Nominees.

PROPOSAL 3:    RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We will follow your directions on how to vote your shares on Ceridian’s proposal to ratify the appointment of KPMG as Ceridian’s independent registered public accounting firm for the year ending December 31, 2007, and if you do not indicate how you wish to vote your shares we will vote them ‘‘FOR’’ that proposal.

 PROPOSAL 4:    adjournment

We will follow your directions on how to vote your shares on Ceridian’s proposal to adjourn the annual meeting, if necessary or appropriate, for the purpose of soliciting additional proxies to approve the merger, and if you do not indicate how you wish to vote your shares we will vote them ‘‘FOR’’ that proposal if there are insufficient votes to approve the merger.

BACKGROUND

We initiated this proxy contest because we were concerned about Ceridian’s future direction. After we delivered notice of our intention to nominate the Pershing Nominees in January 2007, the Ceridian board ran a strategic review process and ultimately agreed to the merger.

Our initial view was that the merger price was inadequate, and we engaged Lazard Frères & Co. LLC as our financial advisor to pursue alternatives. Over the past few months, we and Lazard have engaged in discussions with a number of potential strategic and financial buyers concerning a variety of potential alternative transactions. Based on this review and in light of the recent deterioration in the credit and broader capital markets, we have concluded that an outright sale of the company at $36 per share is the best of the available alternatives. As a result, we fully accept the company’s recommendation for the merger and intend to vote our shares in favor of it.

On August 13, 2007, William A. Ackman of the Pershing Square Funds called representatives of Thomas H. Lee to say that we fully support the merger. During that call, Mr. Ackman explained that we are continuing to propose our own slate of directors because we believe our slate is better equipped to oversee the company if for some reason the merger does not close, but he emphasized that the Pershing Nominees are fully supportive of the company’s efforts to consummate the merger as soon as possible.

INFORMATION ABOUT THE PERSHING SQUARE FUNDS

The Pershing Square Funds have been stockholders of the Company since October 6, 2006, and currently hold an aggregate of 21,432,734 shares of Ceridian’s Common Stock, or approximately 14.9% of the outstanding shares. We acquired the Common Stock because, in our opinion, the Common Stock was undervalued.

Unless otherwise indicated, percentages of the outstanding shares of Common Stock reported in this Statement were computed based upon the 144,167,384 shares of Common Stock that Ceridian stated in its proxy statement for the 2007 Annual Meeting to be outstanding as of July 27, 2007.

THE PERSHING NOMINEES

Each of the Pershing Nominees included on our slate is a business leader of national or international standing. Collectively, the group has substantially more relevant industry experience and independence than the incumbent board. Our candidates include senior executives from a wide range of industries including executives with directly pertinent senior management experience in human resource services at ADP and payment processing at First Data. These individuals have strong relevant business, strategic, and legal experience that should greatly assist Ceridian with the creation of stockholder value.

All seven of the Pershing Nominees are independent under Ceridian’s board of director independence guidelines. Furthermore, six of the seven candidates – those other than Mr. Ackman – are independent of and unaffiliated with the Pershing Square Funds. As previously noted, we expect that if the Pershing Nominees are elected, they will expand the board and fill the vacancy with Professor Michael Porter, who serves on the Pershing Square Funds’ Advisory Board.

Each Pershing Nominee has given his consent to be named in this proxy statement for the 2007 Annual Meeting and has confirmed his intent to serve on the board if elected. If the Pershing Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. The information below concerning the age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective Pershing Nominees. Mr. Ackman, in his capacity as the managing member of the general partner of Pershing Square

Capital Management, L.P., may be deemed to beneficially own the 21,432,734 shares of Ceridian Common Stock owned by the Pershing Square Funds. No other Pershing Nominee beneficially owns any Ceridian Common Stock.

Name and Age	Present and Past Principal Occupation and Directorships
William A. Ackman, 41	Founder and managing member of the general partner of Pershing Square Capital Management, L.P., a registered investment advisor with assets under management of approximately $6 billion. Mr. Ackman also serves as the managing member of certain affiliates of Pershing Square Capital Management, L.P., including PS Management GP, LLC (serving as the sole general partner of Pershing Square Capital Management, L.P.) and Pershing Square GP, LLC (serving as the sole general partner of each of Pershing Square, L.P. and Pershing Square II, L.P.). Prior to forming Pershing Square Capital Management, L.P., in 1992 Mr. Ackman co-founded Gotham Partners Management Co., LLC, an investment adviser that managed public and private equity portfolios. In connection with his role at Gotham Partners, Mr. Ackman was actively involved in the management of a number of its portfolio companies in a variety of director capacities, including serving as Chairman of Imperial Parking Corporation (a parking service company formerly listed on the AMEX) and Chairman of First Union Real Estate and Mortgage Investments (now known as Winthrop Realty Trust, Inc., a REIT (NYSE: FUR)).
Michael L. Ashner, 54	Chief Executive Officer of Winthrop Realty Trust, Inc. (NYSE: FUR) since December 31, 2003 and Chairman of the Board of Directors since April 2004. Mr. Ashner has served as the Executive Chairman of Lexington Realty Trust (a New York Stock Exchange listed REIT) since December 31, 2006. He has also served as the Chairman, President and Chief Executive Officer of Winthrop Realty Partners, L.P. (a real estate investment and management company) since 1996. Mr. Ashner also has been serving as the Managing Director of AP-USX LLC, which owns a 2.4 million square foot office tower, since 1998. Since 1981, Mr. Ashner has been the President and principal shareholder of Exeter Capital Corporation, a privately held real estate investment banking firm. Mr. Ashner also serves on the Board of Directors and on the Audit Committee of NBTY, Inc. (manufacturers and distributor of nutritional supplements). Mr. Ashner served as a director and Chief Executive Officer of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (each a REIT) from August 2002 until their liquidation in April 2004. In addition, Mr. Ashner served on the Boards of Directors of Great Bay Hotel and Casino, Inc. (a publicly traded hotel and gaming company), Interstate Hotel Corporation (a publicly traded hotel management company acquired by Meristar Hospitality), Nexthealth, Inc. (a publicly traded resort company acquired by management group), Burnham Pacific Properties, Inc. (a liquidated publicly traded REIT), and Sizeler Property Investors, Inc. (a New York Stock Exchange publicly traded REIT).

Name and Age	Present and Past Principal Occupation and Directorships
John D. Barfitt, 54	Consultant to various private equity and investment firms advising on potential acquisitions and investments. From 1979 until 2004, Mr. Barfitt held various positions with Automatic Data Processing, Inc. (NYSE: ADP), one of the largest providers of computerized transaction processing, data communication and information services in the world, including Corporate Vice President from 2003 until 2004 (during which time he helped develop and execute ADP’s strategy in offering BPO Payroll/HR related services), Division President of ADP Employer Services International from 2000 until 2003 (responsible for all facets of the employer services business throughout Europe, Asia Pacific and Brazil. ADP’s employer services division is the global market leader of transaction processing and business process management services for payroll, benefits and human resources), Division President of ADP Claims Solutions Group (the worldwide leader of claims processing for property and casualty and related industries in 32 countries) from 1998 until 2000 and Senior Vice President of Automotive Claims Services from 1996 until 1998. Mr. Barfitt also served as a member on Automatic Data Processing, Inc.’s Corporate Executive Committee from 1998 until 2003.
Harald Einsmann, 72[1]	Harald Einsmann, Ph.D., has just completed a four-year assignment as the Executive Chairman of Findus AB, the second biggest frozen food company in Europe, which started with the acquisition by Findus AB of the frozen food business of Nestle SA. Dr. Einsmann also served as an Operating Partner and a member of the Board of Directors and the Investment Committee of EQT (which wholly owned Findus AB, and has just exited this investment). EQT is a leading European private equity group sponsored by the Wallenberg Group of Scandinavia (which includes, among other companies, Ericsson Telephones, ABB Engineering Group, StoraEnso paper Company, SKF roller bearings, AstraZeneca, Gambro Pharmaceuticals, SEB Bank and Skania Trucks). In addition, Dr. Einsmann serves as a director of Carlson Group (which includes, among other companies, Regent Hotels and Resorts, Radisson Seven Seas Cruise Ships and Thank God Its Friday Restaurants) and Checkpoint Systems Incorporated (NYSE: CKP) (where Dr. Einsmann also serves as a member of its Remuneration and Nomination Committees) in the United States, Tesco PLC (LON: TSCO) (one of UK’s most important and most successful food retailers) in the United Kingdom, Rezidor AB (a hotel company) in Scandinavia, and The Bata Shoe Company in Bermuda. Dr. Einsmann also served as a director of EMI Music Group (for 13 years until 2006) in the United Kingdom and StoraEnso AB (one of the world’s largest forest and paper product companies, retired from the board in November 2005) in Scandinavia. Prior to his tenure at EQT, Dr. Einsmann was the Executive Vice President Europe, Middle East and Africa and a member of Procter & Gamble’s Worldwide Board.

[1]	In the event that Dr. Einsmann is elected as a director of Ceridian Corporation, the Pershing Square Funds intend to seek to have the Board of Directors of Ceridian amend Ceridian’s Corporate Governance Policies and Guidelines at the first meeting of the directors of Ceridian following such election to eliminate paragraph 11 (Retirement) of these guidelines concerning the tendering of resignations upon any non-management director’s reaching the age of 70.

Name and Age	Present and Past Principal Occupation and Directorships
Robert J. Levenson, 66	Founder and Managing Member of LENOX Capital Group, LLC, a private venture capital investment company, focused on early stage software technology and services. Mr. Levenson began his business career at Haskins & Sells, Certified Public Accountants (a predecessor of Deloitte), and then worked for IBM in Cleveland, Ohio. In 1966, he partnered with the founder of a then-recently formed data processing services company, Central Data Systems, Inc., a start-up that floated its initial public offering in 1968 and that was ultimately acquired by ITEL Corp. At ITEL, Mr. Levenson was Group Executive Vice President when he resigned in 1980. For the following twenty years, beginning in 1981, Mr. Levenson held senior executive positions at: Automatic Data Processing, Inc. (NYSE: ADP) from 1981 until 1984 and served on ADP’s Board of Directors from 1984 until 1990, Medco Containment Services, Inc. (NASDAQ: MCCS) from 1990 until 1993, including service on Medco Containment Services, Inc.’s Board of Directors during that period, and First Data Corp. (NYSE: FDC) from 1993 until 2000 and served on First Data Corp.’s Board of Directors from 1992 until 2003. His responsibilities included general management, strategic planning and corporate development. While a senior executive at ADP (10 years), revenue grew from $550 million to about $2.5 billion; at Medco (3 years) from just under $1 billion to $2.2 billion; and at First Data Corp. (7+ years) from nearly $1 billion to almost $6 billion. Mr. Levenson’s governance experience includes service on several boards of directors (with committee and chair responsibilities) of public and private companies as well as not-for-profit organizations. In addition to the foregoing, Mr. Levenson served on the boards of directors of the following public corporations: Central Data Systems (NASDAQ) (1966 – 1975), Comnet (NASDAQ) (1992 – 1993), Polyvision Corp. (AMEX) (1996 – 1997), Broadway & Seymour (NASDAQ) (1996 – 1997), Virtual Communities, Inc (NASDAQ) (1998 – 2000), Superior Telecom (NYSE) (1996 – 2003), Vestcom International (NASDAQ) (1998 – 2002), and Emisphere Technologies, Inc. (NASDAQ) (1998 – 2005). Mr. Levenson also served on the boards of directors of the following private corporations: KBT Inc. (1990 – 1992), Compliance Inc. (1992 – 1994), UCB Services Inc. (1994 – 1996), FDI/NISA (FDC JV) (1995 – 2005), Chase Merchant Services (FDC JV) (1997 – 2005), VIPS (1998 – 2005), and Diopsys, Inc. (2002 – Present). Mr. Levenson was recently elected as a director of Elite Pharmaceuticals, a specialty pharmaceutical company listed on AMEX.

Name and Age	Present and Past Principal Occupation and Directorships
Gregory A. Pratt, 58	Vice Chairman of the Board of Directors of, and from 1998 until 2002 served as the President and the Chief Executive Officer of, OAO Technology Solutions, Inc. Mr. Pratt further serves as the Chairman of the Governance Committee of the Board of Directors of Carpenter Technology Corp. (NYSE: CRS) and as the Chairman of the Audit Committee of the Board of Directors of AmeriGas Propane, Inc. Mr. Pratt founded Enterprise Technology Group, Inc. in 1997 which merged with OAO in 1998. Mr. Pratt is co-founder of Atari Corp., serving variously as Chief Financial Officer of Atari Corp. and President of Atari (US) Corp. from 1984 to 1991. From 1991 until 1996, he served as the President and Chief Operating Officer of Intelligent Electronics, Inc. In May 2007, Mr. Pratt was elected as a director of the Washington DC Chapter of the National Association of Corporate Directors (NACD), a non-profit association dedicated to improving corporate governance.
Alan Schwartz, 67	Sterling Professor of Law and Professor of Management at Yale University. Professor Schwartz’s academic specialties include corporate finance and corporate governance, mergers and acquisitions, bankruptcy, and commercial transactions. He has published numerous articles and books in these fields and has been identified, by the Institute of Scientific Information, as being in the top one half of one percent of social scientists worldwide in total citations. Professor Schwartz has been the President of the American Law and Economics Association and editor of The Journal of Law, Economics and Organization. Professor Schwartz also serves as a director of Cleveland Cliffs Inc. (NYSE: CLF), chairs its Finance Committee and is a member of its Board Affairs Committee. Professor Schwartz further has served as a director of Rohn Industries, chaired its Audit Committee and its Board of Directors.

Because we expect the Pershing Nominees to expand the board and fill the vacancy with Professor Porter if they are elected, we provide the following information with respect to Professor Porter.

Michael E. Porter, 60

The Bishop William Lawrence Professor at Harvard University and Chair of the Institute for Strategy and Competitiveness, which was created jointly by Harvard Business School and Harvard University to further Professor Porter’s work. He has been a member of the Faculty at Harvard Business School since 1973. Professor Porter currently serves as a director on the advisory board of Pershing Square Capital Management, L.P., has a profits interest in Pershing Square Capital Management, L.P. and is also a limited partner of Pershing Square, L.P. Professor Porter, the author of 17 books and over 125 articles, is a leading authority on competitive strategy and the competitiveness and the economic development of nations, states and regions. Professor Porter created and chairs Harvard Business School’s intensive program for newly appointed CEOs of billion dollar corporations, which guides new CEOs in assuming leadership, setting their agenda and addressing issues such as strategy, board governance, communication and value. Professor Porter has served as a strategy advisor to top management in numerous leading U.S. and international companies, among them Caterpillar, DuPont, Procter & Gamble, Royal Dutch Shell, Scotts Miracle-Gro, SYSCO and Taiwan Semiconductor Manufacturing Company. Professor Porter currently serves as a director of Thermo Fisher Scientific, Inc. (NYSE: TMO) and Parametric Technology Corporation (NASDAQ: PMTC). Professor Porter plays an active role in U.S. economic policy with the Executive Branch, Congress, international organizations and private groups, including the U.S. Council on Competitiveness where he is a member of the Executive Committee. Professor Porter has advised national leaders in numerous countries, including Canada, India, Ireland, New Zealand, Nicaragua, Peru, Russia, Singapore, Taiwan, Thailand and the United Kingdom.

Other than Michael E. Porter, who serves on the Advisory Board of Pershing Square Capital Management, L.P., which serves as the investment advisor to the Pershing Square Funds, there are no arrangements or understandings between the Pershing Nominees or Professor Porter and any other person pursuant to which they were selected as a nominee for director. Pershing Square Capital Management, L.P. has agreed to indemnify the Pershing Nominees and Professor Porter for certain losses, if any, arising from their participation in this proxy solicitation and to reimburse them for their reasonable out of pocket expenses.

SECURITY OWNERSHIP OF THE PERSHING SQUARE FUNDS

As of August 20, 2007, Common Stock held for the accounts of the Pershing Square Funds entities was as follows:

Pershing Square Funds Entity	Ownership of Common Stock[1]
Pershing Square, L.P.	9,219,712[2]
Pershing Square II, L.P.	135,095[2]
Pershing Square International, Ltd.	12,077,927[2]

[1]	The above-named Pershing Square Funds beneficially own the number of shares listed, but because they do not have investment or voting power over such shares, they do not ‘‘beneficially own’’ such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Pershing Square Capital Management, L.P., the investment advisor to the above-named funds, its sole general partner, PS Management GP, LLC, and Pershing Square GP, LLC, the sole general partner of the first two of the funds listed above, together with Mr. Ackman, would be considered the beneficial owners of such shares for purposes of Rule 13d-3.
[2]	See ‘‘Security Ownership of the Pershing Square Funds.’’

All transactions in securities of the Company engaged in by the Pershing Square Funds and the Pershing Nominees during the past two years are summarized in Appendix B attached hereto.

RECORD DATE, VOTE REQUIRED AND VOTES PER SHARE

Holders of record of Ceridian common stock are entitled to one vote for each share. According to Ceridian, as of the record date, July 27, 2007, there were 144,167,384 shares of Ceridian common stock outstanding and eligible to vote at the 2007 Annual Meeting. A majority of the outstanding shares of Ceridian entitled to vote, represented in person or by proxy, will constitute a quorum at the 2007 Annual Meeting. Ceridian has stated that it will treat abstentions and ‘‘broker non-votes’’ as shares present at the 2007 Annual Meeting for purposes of determining the presence of a quorum.

According to Ceridian’s proxy statement, approval of the proposal to adopt the merger agreement and approve the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Ceridian’s common stock. Based on Ceridian’s Bylaws and Corporate Governance Policies and Guidelines, the nominees for director who receive the highest number of votes cast at the 2007 Annual Meeting will be elected as directors. Based on Ceridian’s proxy statement, shares represented by a proxy marked ‘‘withhold authority’’ will not be voted with respect to the director or directors indicated, although the proxy will be counted for purposes of determining a quorum. Ratification of KPMG as the company’s independent auditors and adjournment of the meeting require the affirmative vote of a majority of Ceridian’s common stock represented in person or by proxy at the annual meeting and entitled to vote.

CERTAIN INFORMATION CONCERNING THE PERSHING SQUARE FUNDS
AND THE OTHER PARTICIPANTS IN THE SOLICITATION

Information concerning the Pershing Square Funds, each of whom may be deemed ‘‘participants in the solicitation’’ as defined in the proxy rules promulgated by the SEC under the Exchange Act, and their affiliates and associates, is set forth in Appendix A attached hereto.

The Pershing Square Funds, and each of their affiliates and associates, intend to vote the shares of Common Stock beneficially owned by them ‘‘FOR’’ the merger, ‘‘FOR’’ the Pershing Nominees, ‘‘FOR’’ ratification of the appointment of KPMG and ‘‘FOR’’ adjournment if there are insufficient votes to approve the merger.

CERTAIN INTERESTS IN THE PROPOSAL AND
WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Pershing Square Funds, no Pershing Square Fund nor any associates or controlling persons thereof or other persons who may be deemed participants in the solicitation of proxies for the Pershing Square Funds for the 2007 Annual Meeting are or have within the past year been parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, except as described in Appendix A attached hereto.

To the knowledge of the Pershing Square Funds, no Pershing Square Fund nor any associates or controlling persons thereof or other persons who are or may be deemed participants in the solicitation of proxies for the Pershing Square Funds for the 2007 Annual Meeting has any arrangement or understanding with any person with respect to future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

PRINCIPAL STOCKHOLDERS

Based upon Ceridian’s proxy statement, which in turn is based on filings with the SEC by certain institutional stockholders, the following persons beneficially own more than five percent of Ceridian’s outstanding Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Pershing Square Capital Management, LP 888 Seventh Avenue, 29th Floor New York, NY 10019	21,432,734		14.87%
Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	14,170,985	[1]	9.83%
Michael A. Roth and Brian J. Stark 3600 South Lake Drive St. Francis, WI	7,416,944[2]		5.15%

[1]	Beneficial ownership as of December 31, 2006, as reported in a Schedule 13G dated February 14, 2007. These securities are deemed beneficially owned by Janus Capital Management LLC. Janus Capital indirectly owns 82.5% of Enhanced Investment Technologies LLC (‘‘INTECH’’) and 30% of Perkins, Wolf, McDonnell and Company (‘‘Perkins Wolf’’). Janus Capital, INTECH and Perkins Wolf (collectively, the ‘‘Managed Portfolios’’) are registered investment advisors, each providing investment advice to several investment companies. As a result of its role as an adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 14,170,985 shares, of which it has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 13,543,775 shares or 9.40%, and sole power to dispose or to direct the disposition of 627,210 shares or 0.44%. As a result of its role as an adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 627,210 shares or 0.44% for which it has shared sole power to dispose or to direct the disposition of such shares. Janus Contrarian Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice. Janus Contrarian Fund beneficially owns 8,512,070 shares or 5.90% and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.
[2]	Beneficial ownership as of July 18, 2007, as reported in a Schedule 13G dated July 26, 2007. The reporting persons share the power to vote or direct the vote of 7,416,944 shares and share the power to dispose of or direct the disposition of 7,416,944 shares.

 ShaRE OWNERSHIP of DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock of the Company outstanding July 1, 2007, based solely upon the information provided in the Company’s proxy statement for the 2007 Annual Meeting. According to the Ceridian proxy statement, each person held sole voting and investment power over the shares listed as beneficially owned and the shares listed constituted less than 1% of the outstanding shares. The percentages are based on 144,117,567 shares outstanding as of July 1, 2007.

Name of Individual or Identity of Group	Amount and Nature of Beneficial Ownership[1,2]	Percent of Class
Directors:
Nicholas D. Chabraja	58,045	*
Ronald T. LeMay	62,660	*
George R. Lewis	63,843	*
Kathryn V. Marinello	162,790	*
L. White Matthews, III	28,854	*
Richard Szafranski	7,478	*
William L. Trubeck	7,878	*
Alan F. White	25,452	*
Other Named Executives:
Gary A. Krow[3]	31,482	*
Gary M. Nelson	280,050	*
Douglas C. Neve[4]	28,598	*
Robert J. Severson[5]	170,358	*
Ronald L. Turner[6]	0	*
All Directors and Executive Officers as a Group (18 persons)	957,843	*

*	Represents less than one percent.
[1]	Includes shares of restricted stock held by directors and executive officers as follows: Mr. Chabraja, 18,604 shares; Mr. LeMay 12,986 shares; Mr. Lewis, 12,553 shares; Ms. Marinello, 162,790 shares; Mr. Matthews, 20,540 shares; Mr. Szafranski, 7,478 shares; Mr. Trubeck, 7,878 shares; Mr. White, 4,305 shares; Mr. Nelson, 2,971 shares; and all directors and executive officers as a group, 267,910 shares.
Includes shares of common stock acquired by certain executive officers and allocated to their individual accounts under Ceridian’s 401(k) plans as follows: Mr. Krow, 11,125 shares; Mr. Nelson, 5,001 shares; Mr. Severson, 151 shares; and all directors and executive officers as a group, 16,277 shares.
Includes shares of stock options that become exercisable within 60 days of July 1, 2007 held by directors and executive officers: Mr. Chabraja, 33,441 shares; Mr. LeMay, 38,828 shares; Mr. Lewis, 38,828 shares; Mr. Matthews, 2,667 shares; Mr. White, 14,667 shares; Mr. Nelson, 247,330 shares; Mr. Severson, 163,510 shares; and all directors and executive officers as a group, 550,435 shares.
[2]	Does not include deferred restricted stock units held by Messrs. Lewis, Matthews and White in the amount of 3,171 units for Mr. Lewis, 1,312 units for Mr. Matthews and 2,490 units for Mr. White. Messrs. Lewis, Matthews and White elected to receive such deferred restricted stock units in lieu of all or a portion of their annual board retainer. All payments from an individual director’s deferred restricted stock unit account will be made in Ceridian common stock based upon the director’s prior election to receive shares of Ceridian common stock in a lump sum on January 10 of the year after the director leaves the board of directors or in five, 10 or 15 year annual installments. The deferred restricted stock units do not have voting rights.
Does not include unvested restricted stock units that will not vest within 60 days of July 1, 2007 held by the executive officers as follows: Mr. Nelson, 13,216 units; Mr. Severson, 2,033 units; Mr. Turner, 30,736 units; and all directors and executive officers as a group, 81,113 units.
Does not include deferrals made by Messrs. Krow and Nelson into an investment fund that mirrors Ceridian common stock under the Ceridian Corporation Deferred Compensation Plan (such investments are referred to as ‘‘phantom shares’’). The number of phantom shares held by Messrs. Krow and Nelson are: 703 for Mr. Krow; and 16,269 for Mr. Nelson. All payments from an individual’s phantom share account will be made in Ceridian common stock (fractional shares paid in cash). As a result of Mr. Krow’s termination, his phantom shares are in the process of being paid in Ceridian common stock (fractional shares paid in cash). Phantom shares may not be transferred out of an individual’s phantom share account until retirement or termination. For each contribution made by an individual to his or her phantom share account, Ceridian credits the individual’s phantom share account with an additional 15 percent premium on the amount contributed by the individual. This additional credit vests on the last day of the second year that begins after the date that the contribution is made into the individual’s phantom share account. Phantom shares do not have voting rights.
[3]	Mr. Krow’s employment was terminated effective as of May 14, 2007 and Mr. Krow forfeited all unexercised stock options and all other unvested equity awards as of May 14, 2007.
[4]	Mr. Neve resigned from the Company effective as of March 8, 2007.
[5]	Mr. Severson retired from the Company effective as of December 31, 2006.
[6]	Mr. Turner retired from the Company effective as of October 20, 2006.

PROXY SOLICITATION EXPENSES

GREEN proxies may be solicited by the Pershing Square Funds and certain members and employees of the Pershing Square Funds by mail, telephone, telecopier, the Internet and personal solicitation. For example, it is expected that Scott D. Ferguson, Paul C. Hilal and/or Roy J. Katzovicz and/or one or more of the Pershing Nominees may attend in-person meetings with institutional stockholders and other significant stockholders. Any members or employees of the Pershing Square Funds and their affiliates who solicit GREEN proxies on behalf of the Pershing Square Funds will do so for no additional compensation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Pershing Square Funds’ solicitation materials to customers for whom such persons hold shares of Common Stock, and the Pershing Square Funds will reimburse them for their reasonable out-of-pocket expenses for doing so.

The entire expense of seeking alternatives for Ceridian, preparing, assembling, printing and mailing this Statement and related materials and soliciting GREEN proxies for the proposals endorsed by the Pershing Square Funds will be borne by the Pershing Square Funds. Although no precise estimate can be made at the present time, the Pershing Square Funds currently estimate such expenses to be $5.8 million (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Pershing Square Funds and its affiliates). The total expenditures incurred to date by the Pershing Square Funds have been approximately $4.5 million. To the extent legally permissible, the Pershing Square Funds retain the right to seek reimbursement of their expenses from Ceridian if any of the Pershing Nominees is elected. The Pershing Square Funds do not currently intend to submit the question of such reimbursement to a vote of the stockholders.

The Pershing Square Funds and their affiliates retained the services of D.F. King & Co., Inc. to solicit GREEN proxies from banks, brokers, nominees and individuals with respect to the 2007 Annual Meeting. D.F. King will be paid fees of approximately $200,000, be reimbursed for reasonable out-of-pocket expenses, and receive indemnification customary for such an engagement. D.F. King estimates that it will use approximately 50 persons in its solicitation efforts.

 STOCKHOLDER PROPOSALS AND NOMInations for 2008 annual meeting

Stockholder Proposals

Assuming Ceridian holds an annual meeting of stockholders in 2008, all proposals of stockholders that are requested to be included in Ceridian’s proxy statement for the 2008 annual meeting of stockholders must be received by its Corporate Secretary on or before April 3, 2008 to be included. However, if the 2008 annual meeting is called for a date that is not within thirty days before or after September 12, 2008, then the deadline will be a reasonable time before Ceridian begins to print and send its proxy materials.

Any other stockholder proposals to be presented at the 2008 annual meeting of stockholders must be given in writing to Ceridian’s Corporate Secretary and received at its principal executive offices no earlier than May 3, 2008 and no later than June 2, 2008. However, if the 2008 annual meeting is called for a date that is not within thirty days before or after September 12, 2008, stockholder proposals must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2008 annual meeting was mailed or public disclosure of the date of the 2008 annual meeting was made, whichever happens first. The proposal must contain specific information required by Ceridian’s Bylaws, a copy of which may be obtained by writing to its Corporate Secretary, or found on its website at www.ceridian.com in the Corporate Governance section under the heading ‘‘Other Governance Information.’’

Director Nominations

In accordance with procedures set forth in Ceridian’s Bylaws, stockholders may propose nominees for election to the board of directors only after providing timely written notice to the Corporate Secretary. The notice must set forth:

•	all of the information required under SEC rules in a proxy statement soliciting proxies for the election of directors;

•	the nominee’s business address and residence address; and

•	the name and record address of, and number of shares of Ceridian common stock held by, the stockholder making the nomination.

Any stockholder desiring to present a nomination for consideration by the Nominating and Corporate Governance Committee prior to Ceridian’s 2008 annual meeting of stockholders must do so no earlier than May 3, 2008 and no later than June 2, 2008 in order to provide adequate time to duly consider the nominee and comply with Ceridian’s Bylaws.

ADDITIONAL INFORMATION

If you would like additional copies of the Pershing Square Funds’ proxy materials, or if you would like assistance in completing and returning a GREEN proxy, please contact D.F. King at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-free: (800) 431-9642
Banks and brokers: (212) 269-5550

Dated: August 21, 2007

Sincerely, The Pershing Square Funds

APPENDIX A

PARTICIPANTS IN THE SOLICITATION

The participants in this solicitation of proxies from Ceridian stockholders (the ‘‘Solicitation’’) include the following: (i) Pershing Square, L.P. (‘‘Pershing Square’’), Pershing Square II, L.P. (‘‘Pershing Square II’’) and Pershing Square International, Ltd. (‘‘Pershing Square International’’, together with Pershing Square and Pershing Square II, the ‘‘Pershing Square Funds’’), (ii) William A. Ackman, Scott D. Ferguson, Paul C. Hilal and Roy J. Katzovicz, as employees of Pershing Square Capital (as defined below), (iii) William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Gregory A. Pratt and Alan Schwartz, as director nominees (collectively, the ‘‘Pershing Nominees’’) and (iv) Michael E. Porter, as an individual who may be elected to the board if the Pershing Nominees are elected. The business address of Messrs. Ackman, Ferguson, Hilal and Katzovicz is 888 Seventh Avenue, 29th Floor, New York, NY 10019, and the business addresses of the Pershing Nominees and Professor Porter are as follows: Ashner – 54, Two Jericho Plaza, Wing A, Suite 111, Jericho, NY 11755; Barfitt – 9 Weatherstone Court, P.O. Box 1842, Niagara on the Lake, Ontario L0S1J0 Canada; Einsmann – 43 Chester Square, London SW1W9EA United Kingdom; Levenson – One Meadowlands Plaza, Suite 801, East Rutherford, NJ 07073;
Pratt – 7500 Greenway Center Blvd., Greenbelt, MD 20770; Schwartz – Yale Law School, 127 Wall Street, New Haven, CT 06511; and Porter – Ludcke House, Harvard Business School, Boston, MA 02167.

Pershing Square is a Delaware limited partnership principally engaged in the business of investing in securities. Pershing Square II is also a Delaware limited partnership principally engaged in the business of investing in securities. Pershing Square International is a Cayman Islands exempted company principally engaged in the business of investing in securities.

Pershing Square Capital Management, L.P., a Delaware limited partnership (‘‘Pershing Square Capital’’), serves as investment advisor to the Pershing Square Funds with respect to 21,432,734 shares of the common stock, par value $0.01 per share (the ‘‘Common Stock’’), of Ceridian Corporation (representing approximately 14.9% of the outstanding shares of the Common Stock)1 held for the accounts of Pershing Square (9,219,712 shares), Pershing Square II (135,095 shares) and Pershing Square International (12,077,927 shares). PS Management GP, LLC, a Delaware limited liability company (‘‘PS Management’’), serves as the general partner of Pershing Square Capital. Pershing Square GP, LLC, a Delaware limited liability company (‘‘Pershing Square GP’’), serves as the general partner of each of Pershing Square and Pershing Square II.

William A. Ackman, Scott D. Ferguson, Paul C. Hilal and Roy J. Katzovicz are employees of Pershing Square Capital who may also participate in the Solicitation. Mr. Ackman is also the managing member of each of PS Management and Pershing Square GP. Messrs. Ferguson, Hilal and Katzovicz do not own beneficially any interest in securities of Ceridian Corporation and will not receive any special compensation in connection with the Solicitation. In light of his managing member role in the controlling affiliates of Pershing Square Capital, investment advisor to the Pershing Square Funds, Mr. Ackman may be deemed to be the beneficial owner of the Subject Shares. Mr. Ackman will not receive any special compensation in connection with the Solicitation.

Biographical information with respect to the Pershing Nominees and Professor Porter is contained in this preliminary proxy statement under ‘‘The Pershing Nominees.’’

None of the Pershing Nominees (other than William A. Ackman) nor Professor Porter owns beneficially any interest in securities of Ceridian, and none of the Pershing Nominees nor Professor Porter will receive any special compensation in connection with the Solicitation.

Pershing Square Capital has entered into an indemnity agreement with each of the Pershing Nominees and Professor Porter, pursuant to which certain investment funds advised by Pershing

[1]	Calculated based on 143,976,839 shares of the Common Stock outstanding as of June 1, 2007, as reported in Ceridian Corporation’s preliminary proxy statement for the 2007 Annual Meeting filed on June 15, 2007.

Square Capital (i) will indemnify each of the Pershing Nominees and Professor Porter against certain losses, if any, incurred by such person in connection with such person’s participation in the Solicitation and (ii) agree to reimburse each of the Pershing Nominees and Professor Porter for reasonable out of pocket expenses arising out of or related to the Solicitation.

APPENDIX B

The following is a summary of all transactions in Ceridian common stock over the last two years by the Pershing Square Funds.

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE INTERNATIONAL, LTD.
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	50,031	$23.16	$1,158,468
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	50,599	$23.16	$1,171,736
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	30,681	$23.04	$706,915
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	16,696	$23.09	$385,511
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	40,115	$23.28	$933,941
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	8,890	$23.26	$206,826
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	67,762	$23.33	$1,580,752
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	9,432	$23.30	$219,727
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	21,631	$23.22	$502,183
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	40,660	$23.25	$945,414
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	56,218	$23.28	$1,308,778
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	14,205	$23.28	$330,641
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	13,554	$23.31	$315,933
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	62,349	$23.31	$1,453,436
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	48,811	$23.45	$1,144,779
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	28,446	$23.46	$667,321
BUY	CERIDIAN CORPORATION	10/16/2006	10/19/2006	34,051	$23.62	$804,438
BUY	CERIDIAN CORPORATION	10/17/2006	10/20/2006	42,469	$23.63	$1,003,453
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	12,453	$23.71	$295,309
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	42,612	$23.74	$1,011,417
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	54,145	$23.74	$1,285,473
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	54,581	$23.64	$1,290,131
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	196,428	$23.64	$4,642,772
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	13,921	$23.65	$329,294
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	14,836	$23.66	$351,045
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	67,684	$23.68	$1,602,757
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	5,415	$23.69	$128,281
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	27,174	$23.67	$643,277
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	162,445	$23.70	$3,850,694
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	40,610	$23.72	$963,432
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	44,781	$23.55	$1,054,387
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	54,084	$23.58	$1,275,436
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	4,976	$23.61	$117,483
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	95,908	$23.85	$2,287,636
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	40,551	$23.87	$968,086
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	36,346	$23.81	$865,329
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	13,517	$23.82	$321,975
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	19,843	$23.84	$472,978
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	54,065	$23.58	$1,274,582
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	56,606	$23.59	$1,335,443
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	272,326	$23.61	$6,430,733
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	166,718	$23.00	$3,835,231
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	135,160	$23.02	$3,111,586
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	41,467	$23.34	$967,744
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	556,837	$23.54	$13,107,943
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	728,011	$23.04	$16,776,431
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	13,517	$23.09	$312,108
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	1,514	$23.33	$35,318
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	152,588	$24.00	$3,662,112

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE INTERNATIONAL, LTD.
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	1,177,805	$23.54	$27,728,945
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	13,607	$23.58	$320,921
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	16,274	$23.64	$384,747
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	42,096	$24.33	$1,024,124
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	125,614	$24.37	$3,061,289
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	74,943	$24.41	$1,829,059
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	69,710	$24.52	$1,709,401
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	98,224	$24.57	$2,413,432
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	112,256	$24.69	$2,771,264
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	85,097	$24.89	$2,117,869
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	18,860	$24.91	$469,712
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	140,345	$25.05	$3,516,176
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	56,138	$25.06	$1,407,099
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	22,860	$25.07	$572,986
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	98,241	$25.08	$2,463,599
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	90,000	$25.23	$2,270,907
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	56,166	$25.26	$1,418,753
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	4,269	$25.27	$107,856
BUY	CERIDIAN CORPORATION	11/17/2006	11/22/2006	44,282	$24.77	$1,097,029
BUY	CERIDIAN CORPORATION	11/20/2006	11/24/2006	56,133	$24.75	$1,389,011
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	11,736	$24.76	$290,582
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	13,985	$24.71	$345,499
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	93,330	$24.43	$2,280,192
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	14,073	$24.44	$343,944
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	14,636	$24.44	$357,704
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	50,703	$24.29	$1,231,708
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	18,069	$24.26	$438,264
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	42,218	$24.30	$1,026,108
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	44,153	$24.55	$1,084,124
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	14,073	$24.22	$340,848
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	111,918	$24.37	$2,726,994
BUY	CERIDIAN CORPORATION	11/30/2006	12/05/2006	132,723	$24.45	$3,245,250
SELL*	CERIDIAN CORPORATION	12/01/2006	12/05/2006	(146,425)	$24.51	$3,588,877
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	13,667	$24.57	$335,798
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	115,336	$24.56	$2,832,998
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	13,667	$24.94	$340,855
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	1,476	$24.62	$36,337
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	42,611	$24.82	$1,057,520
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	104,520	$25.19	$2,632,671
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	27,347	$25.08	$685,931
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	37,928	$25.38	$962,506
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	109,304	$25.45	$2,782,202
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	127,831	$25.50	$3,259,716
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	41,005	$25.57	$1,048,428
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	142,150	$25.58	$3,636,126
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	1,312	$25.40	$33,325
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	116,799	$25.55	$2,983,759
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	27,312	$25.75	$703,216
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	224,399	$25.73	$5,774,011
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	177,807	$25.78	$4,583,936
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	142,246	$25.79	$3,669,236
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	73,139	$25.74	$1,882,408
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	54,694	$25.78	$1,409,875
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	120,545	$25.83	$3,113,448

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE INTERNATIONAL, LTD.
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	2,680	$25.83	$69,226
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	43,257	$26.21	$1,133,788
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	27,333	$26.21	$716,330
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	109,332	$26.21	$2,865,384
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	2,845	$26.19	$74,500
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	32,490	$26.37	$856,755
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	27,349	$26.24	$717,638
BUY*	CERIDIAN CORPORATION	01/01/2007	01/04/2007	142,447	$27.98	$3,985,667

*	For portfolio rebalancing purposes, this transaction represents a purchase or sale among one or more Pershing Square funds.

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Cost	Amount	Transaction Type
PERSHING SQUARE INTERNATIONAL, LTD.
02/05/07	American-style Call Option	339,271	$24.2596	01/22/09	$9.8555	$3,343,685.34	Purchase
02/05/07	American-style Call Option	339,271	$24.2596	01/29/09	$9.8555	$3,343,685.34	Purchase
02/05/07	American-style Call Option	339,271	$24.2596	02/05/09	$9.8555	$3,343,685.34	Purchase
02/05/07	American-style Call Option	339,271	$24.2596	02/12/09	$9.8555	$3,343,685.34	Purchase
02/05/07	American-style Call Option	339,271	$24.2596	02/19/09	$9.8555	$3,343,685.34	Purchase
02/12/07	American-style Call Option	111,359	$24.4363	01/22/09	$9.8967	$1,102,086.62	Purchase
02/12/07	American-style Call Option	111,359	$24.4363	01/29/09	$9.8967	$1,102,086.62	Purchase
02/12/07	American-style Call Option	111,359	$24.4363	02/05/09	$9.8967	$1,102,086.62	Purchase
02/12/07	American-style Call Option	111,359	$24.4363	02/12/09	$9.8967	$1,102,086.62	Purchase
02/12/07	American-style Call Option	111,359	$24.4363	02/19/09	$9.8967	$1,102,086.62	Purchase

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE INTERNATIONAL, LTD.
BUY**	CERIDIAN CORPORATION	02/27/2007	03/02/2007	2,253,150	$34.17	$76,987,763
BUY	CERIDIAN CORPORATION	02/28/2007	03/05/2007	448,205	$32.59	$14,608,032

**	The purchase shown on 02/27/2007, represents a transaction in which we exercised options that we held to receive CEN shares.

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE INTERNATIONAL, LTD.
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	202,507	$35.44	$7,176,646
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	227,086	$35.42	$8,043,227
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	183,154	$35.31	$6,467,021
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	25,166	$35.31	$888,727

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE, L.P.
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	41,371	$23.16	$957,946
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	41,840	$23.16	$968,901
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	25,367	$23.04	$584,476
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	13,804	$23.09	$318,734
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	33,164	$23.28	$772,111
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	7,350	$23.26	$170,998

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE, L.P.
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	56,021	$23.33	$1,306,858
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	7,798	$23.30	$181,661
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	17,881	$23.22	$415,124
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	33,610	$23.25	$781,490
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	46,472	$23.28	$1,081,887
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	11,740	$23.28	$273,265
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	11,202	$23.31	$261,110
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	51,531	$23.31	$1,201,255
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	40,312	$23.45	$945,449
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	23,493	$23.46	$551,127
BUY	CERIDIAN CORPORATION	10/16/2006	10/19/2006	28,133	$23.62	$664,628
BUY	CERIDIAN CORPORATION	10/17/2006	10/20/2006	35,202	$23.63	$831,749
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	10,321	$23.71	$244,751
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	35,316	$23.74	$838,243
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	44,874	$23.74	$1,065,367
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	45,213	$23.64	$1,068,700
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	162,717	$23.64	$3,845,979
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	11,535	$23.65	$272,855
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	12,295	$23.66	$290,921
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	56,088	$23.68	$1,328,164
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	4,487	$23.69	$106,297
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	22,517	$23.67	$533,034
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	134,609	$23.70	$3,190,852
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	33,651	$23.72	$798,336
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	37,214	$23.55	$876,219
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	44,944	$23.58	$1,059,892
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	4,135	$23.61	$97,627
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	79,757	$23.85	$1,902,396
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	33,720	$23.87	$805,008
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	30,223	$23.81	$719,552
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	11,240	$23.82	$267,737
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	16,501	$23.84	$393,318
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	44,963	$23.58	$1,060,003
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	47,076	$23.59	$1,110,612
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	226,479	$23.61	$5,348,098
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	138,657	$23.00	$3,189,707
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	112,411	$23.02	$2,587,870
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	34,488	$23.34	$804,871
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	463,113	$23.54	$10,901,680
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	605,405	$23.04	$13,951,074
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	11,240	$23.09	$259,532
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	1,259	$23.33	$29,369
SELL*	CERIDIAN CORPORATION	11/01/2006	11/06/2006	(149,215)	$24.00	($3,581,160)
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	928,233	$23.54	$21,853,297
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	11,157	$23.58	$263,138
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	13,344	$23.64	$315,476
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	32,226	$24.33	$784,004
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	96,161	$24.37	$2,343,501
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	57,371	$24.41	$1,400,197
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	53,365	$24.52	$1,308,595
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	75,193	$24.57	$1,847,545
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	85,935	$24.69	$2,121,477
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	65,129	$24.89	$1,620,911
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	14,436	$24.91	$359,531

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE, L.P.
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	107,390	$25.05	$2,690,528
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	42,956	$25.06	$1,076,692
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	17,513	$25.07	$438,963
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	75,173	$25.08	$1,885,121
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	52,700	$25.23	$1,329,742
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	42,929	$25.26	$1,084,387
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	3,262	$25.27	$82,414
BUY	CERIDIAN CORPORATION	11/17/2006	11/22/2006	33,899	$24.77	$839,804
BUY	CERIDIAN CORPORATION	11/20/2006	11/24/2006	15,250	$24.60	$375,222
BUY	CERIDIAN CORPORATION	11/20/2006	11/24/2006	42,954	$24.74	$1,062,897
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	10,762	$24.70	$265,875
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	36,232	$24.76	$897,101
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	115,670	$24.43	$2,825,992
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	10,927	$24.44	$267,056
BUY	CERIDIAN CORPORATION	11/27/2006	11/30/2006	11,364	$24.44	$277,736
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	39,371	$24.29	$956,424
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	14,031	$24.26	$340,322
BUY	CERIDIAN CORPORATION	11/28/2006	12/01/2006	32,782	$24.30	$796,767
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	34,284	$24.55	$841,802
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	10,927	$24.22	$264,652
BUY	CERIDIAN CORPORATION	11/29/2006	12/04/2006	86,904	$24.37	$2,117,503
BUY	CERIDIAN CORPORATION	11/30/2006	12/05/2006	80,000	$24.45	$1,956,104
BUY*	CERIDIAN CORPORATION	12/01/2006	12/05/2006	146,134	$24.51	$3,581,744
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	11,100	$24.57	$272,727
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	93,674	$24.56	$2,300,914
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	11,100	$24.94	$276,834
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	1,199	$24.62	$29,518
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	34,608	$24.82	$858,901
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	84,799	$25.19	$2,135,934
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	22,187	$25.08	$556,505
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	30,823	$25.38	$782,201
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	88,827	$25.45	$2,260,985
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	103,883	$25.50	$2,649,037
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	33,295	$25.57	$851,297
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	115,422	$25.58	$2,952,437
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	1,066	$25.40	$27,076
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	94,932	$25.55	$2,425,142
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	22,221	$25.75	$572,135
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	182,564	$25.73	$4,697,554
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	144,165	$25.78	$3,716,631
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	115,332	$25.79	$2,974,989
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	59,339	$25.74	$1,527,232
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	44,374	$25.78	$1,143,851
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	97,800	$25.83	$2,525,988
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	2,174	$25.83	$56,156
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	35,136	$26.21	$920,932
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	22,201	$26.21	$581,833
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	88,804	$26.21	$2,327,384
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	2,307	$26.19	$60,412
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	26,357	$26.37	$695,029
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	22,186	$26.24	$582,161
SELL*	CERIDIAN CORPORATION	01/02/2007	01/04/2007	(82,031)	$27.98	($2,295,227)

*	For portfolio rebalancing purposes, this transaction represents a purchase or sale among one or more Pershing Square funds.

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Cost	Amount	Transaction Type
PERSHING SQUARE, L.P.
02/05/07	American-style Call Option	258,306	$24.2596	01/22/09	$9.8555	$2,545,734.78	Purchase
02/05/07	American-style Call Option	258,306	$24.2596	01/29/09	$9.8555	$2,545,734.78	Purchase
02/05/07	American-style Call Option	258,306	$24.2596	02/05/09	$9.8555	$2,545,734.78	Purchase
02/05/07	American-style Call Option	258,306	$24.2596	02/12/09	$9.8555	$2,545,734.78	Purchase
02/05/07	American-style Call Option	258,306	$24.2596	02/19/09	$9.8555	$2,545,734.78	Purchase
02/12/07	American-style Call Option	87,583	$24.4363	01/22/09	$9.8967	$866,782.68	Purchase
02/12/07	American-style Call Option	87,583	$24.4363	01/29/09	$9.8967	$866,782.68	Purchase
02/12/07	American-style Call Option	87,583	$24.4363	02/05/09	$9.8967	$866,782.68	Purchase
02/12/07	American-style Call Option	87,583	$24.4363	02/12/09	$9.8967	$866,782.68	Purchase
02/12/07	American-style Call Option	87,583	$24.4363	02/19/09	$9.8967	$866,782.68	Purchase

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE, L.P.
BUY**	CERIDIAN CORPORATION	02/27/2007	03/02/2007	1,729,445	$34.17	$59,095,610
BUY	CERIDIAN CORPORATION	02/28/2007	03/05/2007	352,044	$32.59	$11,473,924

**	The purchase shown on 02/27/2007, represents a transaction in which we exercised options that we held to receive CEN shares.

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE, L.P.
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	37,658	$35.44	$1,334,562
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	42,229	$35.42	$1,495,722
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	139,796	$35.31	$4,936,085
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	19,208	$35.31	$678,323

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE II, L.P.
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	898	$23.15	$20,793
BUY	CERIDIAN CORPORATION	10/06/2006	10/12/2006	909	$23.16	$21,050
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	551	$23.04	$12,695
BUY	CERIDIAN CORPORATION	10/09/2006	10/12/2006	300	$23.09	$6,927
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	721	$23.28	$16,786
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	160	$23.26	$3,722
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	1,217	$23.33	$28,390
BUY	CERIDIAN CORPORATION	10/10/2006	10/13/2006	170	$23.30	$3,960
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	388	$23.22	$9,008
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	730	$23.25	$16,974
BUY	CERIDIAN CORPORATION	10/11/2006	10/16/2006	1,010	$23.28	$23,513
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	255	$23.28	$5,935
BUY	CERIDIAN CORPORATION	10/12/2006	10/17/2006	244	$23.31	$5,687
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	1,120	$23.31	$26,109
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	877	$23.45	$20,569
BUY	CERIDIAN CORPORATION	10/13/2006	10/17/2006	511	$23.46	$11,988
BUY	CERIDIAN CORPORATION	10/16/2006	10/19/2006	613	$23.62	$14,482
BUY	CERIDIAN CORPORATION	10/17/2006	10/20/2006	770	$23.63	$18,193
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	226	$23.71	$5,359
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	772	$23.74	$18,324
BUY	CERIDIAN CORPORATION	10/18/2006	10/23/2006	981	$23.74	$23,290
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	988	$23.64	$23,353

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE II, L.P.
BUY	CERIDIAN CORPORATION	10/19/2006	10/24/2006	3,555	$23.64	$84,026
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	253	$23.65	$5,985
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	269	$23.66	$6,365
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	1,228	$23.68	$29,079
BUY	CERIDIAN CORPORATION	10/20/2006	10/25/2006	98	$23.69	$2,322
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	493	$23.67	$11,671
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	2,946	$23.70	$69,834
BUY	CERIDIAN CORPORATION	10/23/2006	10/26/2006	736	$23.72	$17,461
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	805	$23.55	$18,954
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	972	$23.58	$22,922
BUY	CERIDIAN CORPORATION	10/24/2006	10/27/2006	89	$23.61	$2,101
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	1,725	$23.85	$41,145
BUY	CERIDIAN CORPORATION	10/25/2006	10/30/2006	729	$23.87	$17,404
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	653	$23.81	$15,547
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	243	$23.82	$5,788
BUY	CERIDIAN CORPORATION	10/26/2006	10/31/2006	356	$23.84	$8,486
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	972	$23.58	$22,915
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	1,018	$23.59	$24,017
BUY	CERIDIAN CORPORATION	10/27/2006	11/01/2006	4,895	$23.61	$115,591
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	2,996	$23.00	$68,921
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	2,429	$23.02	$55,919
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	745	$23.34	$17,387
BUY	CERIDIAN CORPORATION	10/30/2006	11/02/2006	10,007	$23.54	$235,565
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	13,084	$23.04	$301,510
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	243	$23.09	$5,611
BUY	CERIDIAN CORPORATION	10/31/2006	11/03/2006	27	$23.33	$630
SELL*	CERIDIAN CORPORATION	11/01/2006	11/06/2006	(3,373)	$24.00	($80,952)
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	17,862	$23.54	$420,523
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	236	$23.58	$5,566
BUY	CERIDIAN CORPORATION	11/01/2006	11/06/2006	282	$23.64	$6,667
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	678	$24.33	$16,495
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	2,025	$24.37	$49,350
BUY	CERIDIAN CORPORATION	11/02/2006	11/07/2006	1,208	$24.41	$29,482
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	1,124	$24.52	$27,562
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	1,583	$24.57	$38,895
BUY	CERIDIAN CORPORATION	11/03/2006	11/08/2006	1,809	$24.69	$44,659
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	1,374	$24.89	$34,196
BUY	CERIDIAN CORPORATION	11/06/2006	11/09/2006	304	$24.91	$7,571
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	2,265	$25.05	$56,747
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	906	$25.06	$22,709
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	527	$25.07	$13,209
BUY	CERIDIAN CORPORATION	11/07/2006	11/10/2006	1,586	$25.08	$39,772
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	1,300	$25.23	$32,802
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	905	$25.26	$22,860
BUY	CERIDIAN CORPORATION	11/08/2006	11/13/2006	69	$25.27	$1,743
BUY	CERIDIAN CORPORATION	11/17/2006	11/22/2006	719	$24.77	$17,812
BUY	CERIDIAN CORPORATION	11/20/2006	11/24/2006	850	$24.60	$20,914
BUY	CERIDIAN CORPORATION	11/20/2006	11/24/2006	913	$24.75	$22,592
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	253	$24.70	$6,250
BUY	CERIDIAN CORPORATION	11/21/2006	11/27/2006	11,632	$24.76	$288,007
BUY*	CERIDIAN CORPORATION	12/01/2006	12/05/2006	291	$24.51	$7,132
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	233	$24.57	$5,725
BUY	CERIDIAN CORPORATION	12/01/2006	12/06/2006	1,969	$24.56	$48,365
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	233	$24.94	$5,811

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE II, L.P.
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	25	$24.60	$615
BUY	CERIDIAN CORPORATION	12/04/2006	12/06/2006	728	$24.82	$18,067
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	1,781	$25.19	$44,860
BUY	CERIDIAN CORPORATION	12/05/2006	12/08/2006	466	$25.08	$11,688
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	649	$25.38	$16,470
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	1,869	$25.45	$47,573
BUY	CERIDIAN CORPORATION	12/06/2006	12/11/2006	2,186	$25.50	$55,743
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	700	$25.57	$17,898
BUY	CERIDIAN CORPORATION	12/07/2006	12/12/2006	2,428	$25.58	$62,107
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	22	$25.40	$559
BUY	CERIDIAN CORPORATION	12/08/2006	12/13/2006	1,997	$25.55	$51,016
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	467	$25.75	$12,024
BUY	CERIDIAN CORPORATION	12/11/2006	12/14/2006	3,837	$25.73	$98,730
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	3,028	$25.78	$78,063
BUY	CERIDIAN CORPORATION	12/12/2006	12/15/2006	2,422	$25.79	$62,475
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	1,247	$25.74	$32,095
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	932	$25.78	$24,025
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	2,055	$25.83	$53,077
BUY	CERIDIAN CORPORATION	12/13/2006	12/18/2006	46	$25.83	$1,188
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	738	$26.21	$19,343
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	466	$26.21	$12,213
BUY	CERIDIAN CORPORATION	12/14/2006	12/19/2006	1,864	$26.21	$48,852
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	48	$26.19	$1,257
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	553	$26.37	$14,582
BUY	CERIDIAN CORPORATION	12/18/2006	12/21/2006	465	$26.24	$12,202
SELL*	CERIDIAN CORPORATION	01/02/2007	01/04/2007	(60,416)	$27.98	($1,690,439)

*	For portfolio rebalancing purposes, this transaction represents a purchase or sale among one or more Pershing Square funds.

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Cost	Amount	Transaction Type
PERSHING SQUARE II, L.P.
02/05/07	American-style Call Option	2,423	$24.2596	01/22/09	$9.8555	$23,879.88	Purchase
02/05/07	American-style Call Option	2,423	$24.2596	01/29/09	$9.8555	$23,879.88	Purchase
02/05/07	American-style Call Option	2,423	$24.2596	02/05/09	$9.8555	$23,879.88	Purchase
02/05/07	American-style Call Option	2,423	$24.2596	02/12/09	$9.8555	$23,879.88	Purchase
02/05/07	American-style Call Option	2,423	$24.2596	02/19/09	$9.8555	$23,879.88	Purchase
02/12/07	American-style Call Option	1,058	$24.4363	01/22/09	$9.8967	$10,470.71	Purchase
02/12/07	American-style Call Option	1,058	$24.4363	01/29/09	$9.8967	$10,470.71	Purchase
02/12/07	American-style Call Option	1,058	$24.4363	02/05/09	$9.8967	$10,470.71	Purchase
02/12/07	American-style Call Option	1,058	$24.4363	02/12/09	$9.8967	$10,470.71	Purchase
02/12/07	American-style Call Option	1,058	$24.4363	02/19/09	$9.8967	$10,470.71	Purchase

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE II, L.P.
BUY**	CERIDIAN CORPORATION	02/27/2007	02/27/2007	17,405	$34.18	$594,926
BUY	CERIDIAN CORPORATION	02/28/2007	03/05/2007	8,151	$32.59	$265,660

**	The purchase shown on 02/27/2007, represents a transaction in which we exercised options that we held to receive CEN shares.

TRAN CODE	SECURITY	TRADE DATE	SETTLE DATE	QUANTITY	UNIT COST	TRADE AMOUNT
PERSHING SQUARE II, L.P.
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	9,835	$35.44	$348,543
BUY	CERIDIAN CORPORATION	06/04/2007	06/07/2007	11,029	$35.42	$390,639
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	2,050	$35.31	$72,384
BUY	CERIDIAN CORPORATION	06/05/2007	06/08/2007	282	$35.31	$9,959

CERIDIAN CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF PERSHING SQUARE, L.P., PERSHING
SQUARE II, L.P. AND PERSHING SQUARE INTERNATIONAL, LTD.

The undersigned hereby appoints WILLIAM A. ACKMAN, SCOTT D. FERGUSON, PAUL C. HILAL and ROY J. KATZOVICZ and each of them, jointly and severally, as proxies with full power of substitution, and hereby authorizes them to attend the 2007 annual meeting of Ceridian Corporation’s stockholders, to be held on September 12, 2007 at 9.30 a.m. CDT, at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425, and any adjournment or postponement thereof, to vote on behalf of the undersigned all shares of common stock of Ceridian Corporation held of record by the undersigned on July 27, 2007 at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting, as specified below subject to the condition set forth in the next two sentences.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED with respect to THE PROPOSALS SET FORTH ON THE REVERSE SIDE as follows: ‘‘FOR’’ PROPOSAL 1 (THE MERGER), ‘‘For’’ EACH OF THE NOMINEES LISTED in PROPOSAL 2 (ELECTION AS DIRECTORS of William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Gregory A. Pratt AND Alan Schwartz, who have been nominated for election as directorS by PERSHING SQUARE, L.P., PERSHING SQUARE II, L.P. AND PERSHING SQUARE INTERNATIONAL, LTD.), ‘‘For’’ PrOPOSAL 3 (APPOINTMENT of KPMG LLP) AND ‘‘for’’ the adjournment of the meeting. Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter that may properly come before the meeting or any adjournment or postponement thereof. THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

(Continued, and please sign on reverse side)

Ceridian Corporation

YOUR VOTE IS IMPORTANT VOTE BY INTERNET/TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK

INTERNET			TELEPHONE			MAIL
	https://www.cesvote.com		1-888-693-8683
•	Go to the website address listed above.		•	Use any touch-tone telephone.		•	Mark, sign and date your proxy card.
•	Have your proxy card ready.	OR	•	Have your proxy card ready.	OR	•	Detach your proxy card.
•	Follow the simple instructions that appear on your computer screen.		•	Follow the simple recorded instructions.		•	Return your proxy card in the postage-paid envelope provided.

If you have submitted your proxy by telephone or the Internet there is no need for you to mail back your proxy.	Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card.

1-888-693-8683
CALL TOLL-FREE TO VOTE

DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

Sign, Date and Return the Proxy Card in the Enclosed Envelope.	[X] Votes must be indicated (x) in Black or Blue ink.

PERSHING SQUARE, L.P., PERSHING SQUARE II, L.P. AND PERSHING SQUARE
INTERNATIONAL, LTD. RECOMMEND A VOTE ‘‘FOR’’ EACH OF THE
NOMINEES LISTED IN PROPOSAL 2. THEY MAKE NO RECOMMENDATION IN
HOW TO VOTE WITH RESPECT TO THE MERGER, THE APPOINTMENT OF KPMG LLP OR AN ADJOURNMENT.

1.	To adopt and approve the Agreement and Plan of Merger, dated as of May 30, 2007, as amended as of July 30, 2007, by and among Ceridian Corporation, Foundation Holdings, Inc. and Foundation Merger Sub, Inc., as it may be further amended from time to time.

FOR	AGAINST	ABSTAIN

2.	For each of the nominees for director listed below.	Withhold Authority as to all listed nominees.	For all nominees except as marked to the contrary below.
(Instructions: To withhold authority for any individual nominee, strike a line through the nominee’s name in the list below.)
William A. Ackman Michael L. Ashner John D. Barfitt Harald Einsmann Robert J. Levenson Gregory A. Pratt Alan Schwartz

3.	Ratify Ceridian Corporation’s Audit Committee’s appointment of KPMG LLP as Ceridian Corporation’s independent registered public accounting firm.

FOR	AGAINST	ABSTAIN

4.	Approve the adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies if (1) there are insufficient votes at the time of the meeting to adopt the merger agreement and approve the merger or (2) a quorum is not present at the time of the annual meeting.

FOR	AGAINST	ABSTAIN

5.	In their discretion, the proxies are authorized to transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

To change your address, please mark this box. [    ]

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign in partnership name by authorized person, giving full title. The undersigned hereby acknowledges receipt of the proxy statement dated [                    ], 2007 of Pershing Square, L.P., Pershing Square II L.P. and Pershing Square International, Ltd. and revokes any previously executed proxy with respect to all proposals.

Date	Share Owner Sign Here	Co-Owner Sign Here